July 25, 2024

Manuel Litchman
Chief Executive Officer
Mustang Bio, Inc.
377 Plantation Street
Worcester, MA 01605

       Re: Mustang Bio, Inc.
           Registration Statement on Form S-1
           Filed July 19, 2024
           File No. 333-280927
Dear Manuel Litchman:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Joseph Walsh